FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fiscal Year 2012 Second Quarter Ended December 31, 2011

Q2 Financial Highlights

•	Quarterly revenues of $80.3 million, representing an increase of 8.0% compared to $74.4 million year-over-year.
•	Gross margin at 38.5%, as compared to 36.0% year-over-year, and 37.8% quarter-over-quarter
•	Non-GAAP net income attributable to Hollysys of $20.4 million, as compared to $15.0 million and a 36.4% increase year-over-year.
•	Non-GAAP Diluted EPS at $0.37 reported for the quarter, as compared to $0.27 year-over-year
•	Record-high backlog of $332.1 million as of December 31, 2011, a 15.1% increase compared to $288.5 million year-over-year, and 10.7% increase compared to $300.1 million quarter-over-quarter.
•	Inventory turn-over days of 54 days for this quarter compared to 60 days year-over-year.
•	Generate record-breaking net cash provided by operating activities of $57.8 million for this quarter.

Beijing,China – February 20, 2011 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2012 second quarter ended December 31, 2011 (see attached tables).

Dr. Changli Wang, Chairman and CEO of Hollysys, stated: “We are very pleased to report another quarter with solid financial and operational performance amid the unfavorable external economic conditions and feel excited about our achievements and breakthroughs in several sectors. Here I would like to take this opportunity to discuss some key events that took place in this quarter:

Hollysys Automation Technologies, Ltd	Page 2
February 20, 2012

“Industrial automation business continues its strong growth momentum thanks to our strategy change of total solution proposition and sales force and sales network expansion. We are pleased that we won 6×660MW ultra-supercritical thermal power generating units in aggregate in 2011 in high-end thermal power automation and control market which has been pretty much dominated by multi-national corporations. We will continue to leverage on our proprietary technology and total solution approach to further penetrate into high-end segments of industrial automation and consolidate low-end to mid-end market through expanded sales and service network across the country.

“In our high-speed rail segment, we delivered satisfying financial results despite a mixed high-speed rail environment in China for this quarter, which demonstrates the strength and breadth of our high-speed rail business. We signed a contract of approximately $4.2 million to supply our 200-250km/h high-speed rail ATP equipment to Ministry of Railways of China ("MOR") while the new contract tender of China’s high-speed rail was considered to be quiet at the time. Given the intense demand for high-speed rail build-out with China’s large population transportation demand and limited land use resources together with approximately 15,000 km of high-speed rail tracks currently in construction in China which will require signaling system to be installed prior to commercial operation, we believe there is a huge market potential in high-speed rail signaling market for leading players like Hollysys to realize and capture. Besides, we have obtained European Safety Standard Certification Level 4 (SIL 4) for our proprietary signaling products, including Automatic Train Protection (ATP), Balise Transmission Module (BTM), Line-side Electronic Unit (LEU), Temporary Train Control System (TSRS), Vital Computer platform (HVC), Train Control Center (TCC) and interlocking system. With the whole product suite of our proprietary high-speed rail signaling systems development completed and received European Safety Standard certification, Hollysys is poised to explore the vast international railway market and achieve fruitful results to further create value for our shareholders.

Hollysys Automation Technologies, Ltd	Page 3
February 20, 2012

“In our subway business segment, we’re excited from winning the competitive bid to supply our Main Control System (MCS) to Hong Kong MTR Corporation for the Hong Kong Section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link (XRL) valued at approximately HK $ 65.6 million (approximately USD $ 8.4 million). This is the first international bid of our proprietary SCADA system with the MTR Corporation against other multinational companies, which is a strong validation of our proprietary technology and implementation capabilities and a remarkable milestone of distributing our footprint in the international subway arena. As we have achieved the breakthrough of international market and have laid a solid technology foundation and accumulated in-depth implementation knowledge and experiences, we are expecting more international contracts in pipeline. In addition to the Hong Kong MTR contract, we are also excited from the contract win with Beijing Metro Construction and Administration Corporation to supply the integrated surveillance control and data acquisition system (SCADA) to Beijing Subway Line 14 at $18.8 million. We attribute this important record to our numerous successful applications, advanced technology and strong implementation capability, which has been able to stay ahead of our competition while developing along with the industry.”

“We are also very pleased to see the smooth integration with our wholly owned subsidiary Concord Corporation Pte. Ltd (“Concord”). In this quarter, Concord successfully signed a contract with Sendan International Co., Ltd to provide electrical, instrumentation and control installation works for Rabigh Power Plant Ⅱ in Rabigh, Saudi Arabia at approximately $16.90 million. This is the first sizable contract win by Concord after the acquisition and we are glad to see that Concord is continuously winning new businesses, while its integration into Hollysys has been well underway in both new products development and business development. We believe the combination of Concord’s customer base and industry know-how with Hollysys’ proprietary technology and products will pave our way to a broader market space of rail and industrial automation sectors in Southeast Asia and the Middle East.

“Another major event took place in this quarter is that we announced CFO Departure and appointment of CFO’s Replacement. We sincerely appreciate our former CFO, Mr. Peter Li for his contributions as Hollysys CFO and extend our best wishes to his new endeavors. Meanwhile, we are very pleased to see Ms. Herriet Qu, Financial Controller, is internally promoted to Chief Financial Officer of Hollysys overseeing the overall corporate financial management, who has been with the Company for more than four years with MBA degree from Oklahoma City University. After this smooth transition of CFO, together with the appointment of corporate senior executives COO, Mr. Jianfeng He, and Senior VP Business Development, Mr.Baiqing Shao, our senior management team will remain our strategic vision and continuously devote ourselves into Hollysys’ future development and growth, to better serve our clients and shareholders’ best interests.”

Hollysys Automation Technologies, Ltd	Page 4
February 20, 2012

The Second Quarter ended December 2011 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys operational result, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three months ended			Six months ended
	December 31, 2011	December 31, 2010	% Change	December 31, 2011	December 31, 2010	% Change

Revenues	$80,288	74,371	8.0%	167,452	135,214	23.8%
Integrated Contract Revenue	$75,902	71,198	6.6%	159,384	128,572	24.0%
Products Sales	$4,386	3,173	38.2%	8,069	6,642	21.5%
Cost of Revenues	$49,412	47,595	3.8%	103,629	87,257	18.8%
Gross Profit	$30,877	26,776	15.3%	63,824	47,956	33.1%
Total Operating Expenses	$8,871	11,358	(21.9)%	26,385	21,043	25.4%
Selling	$8,060	5,384	49.7%	15,042	8,954	68.0%
General and Administrative	$7,385	4,713	56.7%	12,243	8,485	44.3%
Research and Development	$6,881	6,448	6.7%	12,950	10,774	20.2%
VAT refunds and government subsidy	$(13,456)	(5,187)	159.4%	(13,851)	(7,171)	93.2%
Income from operations	$22,007	15,418	42.7%	37,439	26,913	39.1%
Other income (expense), net	$74	(595)	(112.5)%	262	875	(70.0)%
Gains (Losses) on disposal of long term investment	$(3)	66	(104.6)%	(3)	1,428	(100.2)%
Share of net income of equity investees	$207	2,238	(90.8)%	152	526	(71.1)%
Interest expense, net	$(441)	(445)	(0.9)%	(1,162)	(720)	61.3%
Income tax Expenses	$1,334	1,700	(21.5)%	3,201	3,643	(12.1)%
Non-GAAP net income (loss) attributable to non-controlling interest	$82	4	2143.0%	223	12	1814.0%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$20,428	14,978	36.4%	33,265	25,367	31.1%
Basic Non-GAAP EPS	$0.37	0.28	33.3%	0.60	0.47	29.0%
Diluted Non-GAAP EPS	$0.37	0.27	34.1%	0.60	0.46	29.5%

Stock-based Compensation Cost	$157	131	20.1%	315	262	20.1%
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$20,271	14,847	36.5%	32,950	25,105	31.3%
Basic GAAP EPS	$0.36	0.27	33.5%	0.60	0.46	29.1%
Diluted GAAP EPS	$0.36	0.27	34.3%	0.59	0.46	29.6%

Basic Weighted Average Common Shares Outstanding	55,703,338	54,449,129	2.3%	55,356,413	54,449,564	1.7%
Diluted Weighted Average Common Shares Outstanding	55,852,982	54,936,098	1.7%	55,592,152	54,895,992	1.3%

Hollysys Automation Technologies, Ltd	Page 5
February 20, 2012

Operational Results Analysis for the Second quarter ended December 31, 2011

For the three months ended December 31, 2011, total revenues increased by 8.0% to $80.3 million, from $74.4 million in the prior fiscal year period. Among total revenues, revenue from integrated contracts increased by 6.6% to $75.9 million, as compared to $71.2 million for the same period of the prior year. The Company’s integrated contract revenue by segment was shown as following:

(In USD million)

	Three months ended December 31,				Six months ended December 31,
	2011		2010		2011		2010
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	44.5	58.6%	35.5	50.3%	97.5	61.2%	67.7	52.9%
Rail Transportation	24.3	32.0%	35.1	49.7%	49.7	31.2%	60.4	47.1%
Overseas	7.1	9.4%	-	-	12.2	7.6%	-	-
Total	75.9	100.0%	70.6	100.0%	159.4	100.0%	128.1	100.0%

The industrial automation revenue of $44.5 million for the three months ended December 31, 2011 is consisted of industrial automation revenue of $41.5 million and nuclear revenue of $3.0 million in previous break-down categories. And the rail transportation revenue of $24.3 million for the three months ended December 31, 2011 is consisted of high-speed rail revenue of $17.5 million and subway automation revenue of $6.8 million.

As a percentage of total revenues, overall gross margin was 38.5% for the three months ended December 31, 2011, as compared to 36.0% for the same period of last year. The gross margin for integrated contracts and product sales were 36.4% and 73.4% for the three months ended December 31, 2011, as compared to 35.7% and 42.1% for the same period of last year respectively. The gross margin increase was mainly due to a few higher margin projects and portion of projects of high-speed rail being recognized in the quarter.

Hollysys Automation Technologies, Ltd	Page 6
February 20, 2012

For the three months ended December 31, 2011, selling expenses were $8.1 million, compared to $7.0 million quarter-over-quarter, and $5.4 million year-over-year. The increase was mainly due to the Company’s expanded sales network and increased selling staffs. As a percentage of total revenues, selling expenses were 10.0% compared to 8.0% quarter-over-quarter, and 7.2% year-over-year.

General and administrative expenses, excluding non-cash stock-based compensation expense, were $7.4 million for the quarter ended December 31, 2011, representing an increase of $2.7 million, or 56.7%, as compared to $4.7 million for the same period of prior year. The increase was mainly consisted of an increase of $1.9 million contributed by the newly acquired or set-up subsidiaries, and an increase of $0.5 million in allowance for doubtful accounts. As a percentage of total revenues, G&A expenses were 9.2% and 6.3% for the three months ended December 31, 2011 and 2010, respectively. Including the non-cash stock compensation cost recorded on a GAAP basis, G&A expenses were $7.5 million and $4.8 million for three months ended December 31, 2011 and 2010, respectively.

Research and development expenses were $6.8 million for the three months ended December 31, 2011, compared to $6.4 million for the same period of last year. As a percentage of total revenue, R&D expenses were 8.6% and 8.7% for three months ended December 31, 2011 and 2010, respectively.

The VAT refunds and government subsidy amounted to $13.5 million for three months ended December 31, 2011, as compared to $5.2 million for the comparative prior year period, representing an increase of $8.3 million, or 159.4%. According to the accounting policy, the Company only recognizes the VAT refunds upon the completion of the government approval process. In this quarter, the PRC government approved and granted total VAT refunds of $11.8 million to the Company, of which $5.3 million was related to sales during January to June 2011, and the remaining $6.5 million was related to sales during July to December 2011.

Income tax expenses were $1.3 million for the three months ended December 31, 2011, compared to $1.7 million for the prior year period. The effective tax rate was 6.2% and 10.3% for the quarter ended December 31, 2011, and 2010, respectively. The low rate for this quarter is mainly due to the large sum of VAT refunds recognized, which was a non-taxable income.

Hollysys Automation Technologies, Ltd	Page 7
February 20, 2012

For the three months ended December 31, 2011, the non-GAAP net income to Hollysys excluding non-cash stock compensation cost was $20.4 million or $0.37 per diluted share based on 55 million shares outstanding. This represents an increase of $5.4 million, or 36.4%, over the $15.0 million, or $0.27 per share based on 54 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $20.3 million, or $0.36 per diluted share representing an increase of $0.09, or 33.3%, over the $14.9 million, or $0.27 per share reported in the prior year period.

Backlog Highlights

Hollysys’ backlog as of December 31, 2011 was $332.1 million, compared to $300.1 million on September 30, 2011, and $288.5 million on December 31, 2010. The detailed breakdown of the backlog by segment is as followings:

(In USD million)

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2011-12-31		2011-9-30			2010-12-31
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	124.4	37.5%	128.7	42.9%	(3.4%)	95.2	33.0%	30.6%
Rail Transportation	170.4	51.3%	157.2	52.4%	8.4%	193.3	67.0%	(11.8%)
Overseas	37.3	11.2%	14.2	4.7%	162.4%	-	-	-
Total	332.1	100.0%	300.1	100.0%	10.7%	288.5	100.0%	15.1%

Cash Flow Highlights

The net cash provided by operating activities was $57.8 million for the three months ended December 31, 2011, achieving the historic highest, mainly due to accounts receivable collection of $37.2 million and VAT refunds of $11.8 million received in this quarter. Including investing and financing activities, the total net cash inflow for this quarter was $54.4 million, mainly due to a cash outflow of $6.9 million for repayment of short-term loans and a cash inflow of $4.4 million for advance receipt of disposal of 10% equity interests in Beijing Techenergy.

Balance Sheet Highlights

As of December 31, 2011, Hollysys’ cash and cash equivalents were $130.0 million, compared to $75.5 million on September 31, 2011. For the three months ended December 31, 2011, Days Sales Outstanding (“DSO”) is 150 days, as compared to 104 days year-over-year and 138 days quarter-over-quarter; and inventory turnover was 54 days, as compared to 60 year-over-year and 51 days quarter-over-quarter.

Hollysys Automation Technologies, Ltd	Page 8
February 20, 2012

Outlook for FY 2012

Dr. Wang concluded, “Given our strong backlog currently on-hand and sales pipeline, we are reiterating our annual guideline of revenue in the range between $354 million and $356 million and non-GAAP net income in the range between $57 million and $58 million on consolidated basis. ”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 8:30 AM ET/9:30 PM Beijing time on Tuesday, February 21, 2012. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 48678090.

1-866-519-4004 (USA)

800-930-346 (HK)

+852-2475-0994 (HK)

800-819-0121 (China Landline)

400-620-8038 (China Mobile)

+ 65-6723-9381 (International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

Hollysys Automation Technologies, Ltd	Page 9
February 20, 2012

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

+8610-58981326

investors@hollysys.com

Hollysys Automation Technologies, Ltd	Page 10
February 20, 2012

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended December 31,		Six months ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$75,901,956	$71,197,708	$159,383,839	$128,571,746
Products sales	4,386,448	3,173,063	8,068,638	6,641,867
Total revenues	80,288,404	74,370,771	167,452,477	135,213,613

Cost of integrated contracts	48,243,403	45,758,899	101,149,057	83,881,846
Cost of products sold	1,168,308	1,836,224	2,479,579	3,375,286
Gross profit	30,876,693	26,775,648	63,823,841	47,956,481

Operating expenses
Selling	8,059,951	5,383,553	15,041,782	8,954,422
General and administrative	7,542,441	4,844,166	12,557,924	8,747,305
Research and development	6,880,941	6,447,952	12,950,410	10,773,839
VAT refunds and government subsidies	(13,456,043)	(5,186,791)	(13,850,534)	(7,170,506)
Total operating expenses	9,027,290	11,488,880	26,699,582	21,305,060

Income from operations	21,849,403	15,286,768	37,124,259	26,651,421

Other income(expense), net	74,470	(595,396)	262,396	874,729
Gains (Losses) on disposal of long term investment	(3,027)	65,927	(3,027)	1,427,541
Share of net income of equity investees	206,872	2,237,943	151,697	525,786
Interest expense, net	(440,760)	(444,655)	(1,161,899)	(720,470)
Income before income taxes	21,686,958	16,550,587	36,373,426	28,759,007

Income taxes expenses	1,334,468	1,699,844	3,200,648	3,642,848
Net income	20,352,490	14,850,743	33,172,778	25,116,159

Less: Net income (loss) attributable to non-controlling interests	81,938	3,653	222,868	11,644
Net income attributable to Hollysys Automation Technologies Ltd.	$20,270,552	$14,847,090	$32,949,910	$25,104,515

Weighted average number of common shares	55,703,338	54,449,129	55,356,413	54,449,564

Weighted average number of diluted common shares	55,852,982	54,936,098	55,592,152	54,895,992

Basic earnings per share attributable to Hollysys Automation Technologies Ltd.	0.36	0.27	0.60	0.46

Diluted earnings per share attributable to Hollysys Automation Technologies Ltd.	0.36	0.27	0.59	0.46

Other comprehensive income
Net income	20,352,490	14,850,743	33,172,778	25,116,159
Translation adjustments	1,714,300	2,422,268	5,653,872	5,432,221
Comprehensive income	22,066,790	17,273,011	38,826,650	30,548,380
	&#12288;	&#12288;	&#12288;	&#12288;
Less: Comprehensive income attributable to non-controlling interest	90,814	13,627	248,865	32,740
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$21,975,976	$17,259,384	$38,577,785	$30,515,640

Hollysys Automation Technologies, Ltd	Page 11
February 20, 2012

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	December 31,	September 30,
	2011	2011
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$129,918,106	$75,481,686
Contract commitment deposit in banks	2,698,087	5,181,347
Accounts receivable, net of allowance for doubtful accounts of $12,947,639 and $11,807,986	101,591,729	141,702,792
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,467,630 and $1,245,195	94,160,656	91,083,222
Other receivables, net of allowance for doubtful accounts of $335,697 and $287,941	9,813,354	10,142,615
Advances to suppliers	6,715,126	8,909,293
Amounts due from related parties	15,755,057	12,328,919
Inventories, net of provision of $2,542,564 and $1,878,520	26,606,991	28,648,382
Prepaid expenses	1,050,170	827,102
Income tax recoverable	572,804	-
Deferred tax assets	2,281,798	2,230,438
Assets held for sale	-	9,109,996
Total current assets	391,163,878	385,645,792

Property, plant and equipment, net	69,628,760	60,127,428
Long term investments	17,548,814	18,602,786
Goodwill	29,875,776	30,653,451
Deferred tax assets	1,196,892	1,592,503

Total assets	509,414,120	496,621,960

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	5,329,291	11,763,847
Current portion of long-term bank loans	7,935,374	6,687,753
Accounts payable	70,671,271	73,521,893
Construction cost payable	926,721	1,766,133
Deferred revenue	34,668,157	40,759,978
Accrued payroll and related expense	10,149,946	8,335,960
Income tax payable	4,537,854	4,171,832
Warranty liabilities	3,040,047	3,053,148
Other tax payables	11,086,248	12,870,295
Accrued liabilities	10,029,391	8,201,316
Amounts due to related parties	3,476,228	3,291,229
Advance receipt of disposal of equity interests in an equity investee	4,412,068	-
Total current liabilities	166,262,596	174,423,384

Long-term bank loans	28,716,050	30,291,586
Total liabilities	194,978,646	204,714,970

Commitments and contingencies	-	-

Equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 55,834,782 and 55,698,917 shares issued and outstanding	55,835	55,700
Additional paid-in capital	150,112,992	149,651,434
Appropriated earnings	23,090,978	23,061,780
Retained earnings	107,662,499	87,421,146
Accumulated comprehensive income - translation adjustments	32,453,687	30,748,261
Total Hollysys Automation Technologies Ltd. stockholder’s equity	313,375,991	290,938,321

Non-controlling interests	1,059,483	968,669
Total equity	314,435,474	291,906,990

Total liabilities and equity	$509,414,120	$496,621,960

Hollysys Automation Technologies, Ltd	Page 12
February 20, 2012

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended December 31, 2011	Six months ended December 31, 2011
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$20,352,490	$33,172,778
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,698,141	3,080,225
Allowance for doubtful accounts	1,299,127	2,290,014
Provision for inventories	648,874	757,290
Losses on disposal of property, plant and equipment	39,616	39,633
Losses on disposal of long-term investments	3,027	3,027
Share of net gains from equity investees	(206,872)	(151,697)
Stock-based compensation	157,356	314,712
Deferred tax assets (liabilities), net	370,493	(393,451)
Changes in operating assets and liabilities:
Accounts receivable	37,237,477	4,155,982
Cost and estimated earnings in excess of billings	349,123	12,769,178
Inventories	1,636,494	1,872,789
Advance to suppliers	2,262,263	1,774,071
Other receivables	775,796	1,700,525
Deposits and other assets	2,304,991	1,570,874
Due from related parties	(1,707,697)	(1,637,582)
Accounts payable	(3,402,657)	1,417,403
Deferred revenue	(6,468,619)	(10,363,137)
Accruals and other payable	2,380,000	6,764,655
Due to related parties	155,862	47,219
Tax payable	(2,114,086)	(4,008,158)
Net cash provided by operating activities	57,771,199	55,176,350

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,216,399)	(2,089,211)
Proceeds from disposal of property, plant and equipment	454,333	3,221,569
Acquisition of a subsidiary, net of cash acquired	-	(5,410,486)
Advance receipt of disposal of equity interests in an equity investee	4,360,237	4,360,237
Net cash provided by investing activities	3,598,171	82,109

Cash flows from financing activities:
Proceeds from short-term loans	410,298	561,392
Repayments of short-term loans	(6,870,137)	(6,996,395)
Repayments of long-term loans	(639,911)	(2,029,215)
Proceeds from exercise of share options	304,338	304,338
Dividend paid to ex-shareholders of a subsidiary	-	(8,224,328)
Net cash used in financing activities	(6,795,412)	(16,384,208)

Effect of foreign exchange rate changes	(137,538)	374,796
Net decrease in cash and cash equivalents	$54,436,420	$39,249,047

Cash and cash equivalents, beginning of period	$75,481,686	$90,669,059
Cash and cash equivalents, end of period	129,918,106	129,918,106

Hollysys Automation Technologies, Ltd	Page 13
February 20, 2012

Reconcile GAAP Net Income to Non-GAAP Net Income

The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Three months ended December 31,		Six months ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$20,270,552	$14,847,090	$32,949,910	25,104,515
Adjustments:
Stock-based compensation cost	157,356	131,019	314,712	262,038
Non-Gaap Net Income attributable to Hollysys Automation Technologies Ltd.	$20,427,908	$14,978,109	$33,264,622	25,366,553